BB 3/11

A/B 3/20

SECURI 06004107 ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAMPOST CAPITAL, L. C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 W. GLADES ROAD, SUITE 213

(No. and Street)

BOCA RATON, FL 33434

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT CAROTHERS 561-883-0454

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN R. ROTROFF, CPA, P. A.

(Name – *if individual, state last, first, middle name*)

940 CENTRE CIRCLE, SUITE 2005, ALTAMONTE SPRINGS, FL 32714

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 02 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/31/06

OATH OR AFFIRMATION

I, MICHAEL S. MEADE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAMPOST CAPITAL, L. C., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER A. GRINER
My Commission DD 460778
EXPIRES: Aug. 11, 2009

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPOST CAPITAL, L. C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation and Reconciliation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	12
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption Under SEC Rule 15c3-3	13

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Members
Lampost Capital L. C.

I have audited the accompanying statement of financial condition of Lampost Capital L. C. as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampost Capital, L. C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying calculation and reconciliation of net capital and aggregate indebtedness are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 8, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

LAMPOST CAPITAL, L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash and cash equivalents	$	224,903
Receivable from clearing broker		251,983
Accounts receivable		3,344
Receivable from related party		29,205
Securities purchased, not yet sold		3,151
Prepaid expenses and other current assets		9,896
Property and equipment, net of accumulated depreciation of $40,170		11,421
Other assets		7,800
	$	541,703

Liabilities and members' equity

Liabilities:		
Accounts payable and accrued expenses	$	29,297
Commission payable		2,125
Total liabilities		31,422
Members' equity		510,281
	$	541,703

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L. C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Trading	$ 674,121
Commissions	114,580
Management fees	35,000
Interest and dividends	22,933
Total revenue	846,634
Expenses:	
Wages and taxes	199,125
Telephone and communications	99,132
Other operating costs	98,799
Clearing costs	46,686
Occupancy	16,568
Commissions	13,734
Execution costs	11,851
Depreciation	8,087
Total expenses	493,982
Net Income	$ 352,652

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L. C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Members' Equity
Balance at January 1, 2005	$ 856,373
Distributions	(698,744)
Net income	352,652
Balance at December 31, 2005	$ 510,281

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 352,652
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,087
Increase or decrease in assets and liabilities:	
Decrease in due from clearing broker	715,481
Increase in accounts receivable	(3,344)
Increase in receivable from related parties	(12,325)
Increase in prepaid and other current assets	(2,164)
Decrease in securities purchased, not yet sold	879,512
Decrease in investment in securities at cost	3,300
Increase in other assets	(7,800)
Increase in accounts payable and accrued expenses	2,436
Decrease in commissions payable	300
Decrease in securities sold, not yet purchased	(1,183,668)
Total cash provided by operating activities	752,467
Cash flows from investing activities:	
Purchase of fixed assets	(2,318)
Total cash used in investing activities	(2,318)
Cash flows from financing activities:	
Distributions to members	(698,744)
Total cash used in financing activities	(698,744)
Net increase in cash	51,405
Cash and cash equivalents at beginning of year	173,498
Cash and cash equivalents at end of year	$ 224,903
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L. C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was organized as a limited liability company on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers (the "NASD").

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, market making and proprietary trading. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Securities purchased, not yet sold - Securities purchased, which are readily marketable are recorded at market value with unrealized gains and losses reflected in income.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at three to five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company receives management fees from a related party, a partnership whose largest partner is the majority member of the Company, and from a related party individual. Management fees recorded from the partnership and individual during the year ended December 31, 2005 were $35,000.

The Company shares office space and other related administrative costs with an affiliated company owned by the majority member. For the year ended December 31, 2005, the Company had a receivable of $29,205 for reimbursement of these expenses.

The Company has a minority member who owns two percent (2%) of the Company. The Company has an agreement with the minority member to pay the member a disproportionate share of the profits generated from the trades the member directs to the Company. For the year ended December 31, 2005, the member's distribution was approximately $21,659 of which $3,055 was payable at December 31, 2005.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2005:

Property and equipment	$ 51,591
Less accumulated depreciation	(40,170)
	$ 11,421

Depreciation expense for the twelve months ended December 31, 2004 was $8,087. During the year ended December 31, 2005, the Company wrote-off equipment with a value of $3,466 and depreciation of $3,466 accumulated thereon.

5. CONTRACTUAL COMMITMENTS

The Company leases its office space and the lease expires on August 31, 2008. Rent expense, including parking fees and sales tax for the year ended December 31, 2005 was $16,568. The Company's minimum annual rental obligations are as follows:

2006	$ 30,421
2007	31,638
2008	21,647
	$ 83,706

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at a national bank. The cash is maintained in a money market fund and the fund is not insured.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation, and the Clearing Broker carries an excess surety bond.

7. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($2,100 at December 31, 2005), or a calculation based upon the number of securities in which the Company makes a market ($121,200 at December 31, 2005, or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2005, the net capital, as computed, was $442,057. Consequently, the Company had excess net capital of $320,857.

At December 31, 2005 the percentage of aggregate indebtedness to net capital was 7.1% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2005, FOCUS IIA, and the computation shown on the Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

LAMPOST CAPITAL, L. C.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of basic net capital requirements:	
Total members' equity qualified for net capital	$ 510,281
Deduction:	
Non-allowable assets	
Accounts receivable and related party receivable	32,549
Prepaids and other assets	17,769
Property and equipment, net	11,421
Total non-allowable assets	61,739
Net capital before haircuts and securities positions	448,542
Haircuts:	
Other securities	4,971
Undue concentration	1,514
	6,485
Net capital	442,057
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($2,100)	
Minimum dollar net capital for this broker-dealer ($100,000)	
Minimum dollar net capital requirement as a market-maker ($121,200)	
Net capital requirement (greater of above three requirements)	121,200
Net capital in excess of required minimum	$ 320,857
Excess net capital at 1000%	$ 438,915
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2005, unaudited Focus Report, as filed	$ 442,057
Audit adjustments	-
Net capital, per December 31, 2005, audited report, as filed.	$ 442,057

LAMPOST CAPITAL, L. C.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Aggregate indebtedness:

Accounts payable and accrued expenses	$	29,297
Commission payable		2,125
Total aggregate indebtedness included in Statement of Financial Condition	$	31,422
Percentage of aggregate indebtedness to net capital		7.1%

See Accountant's Report.

LAMPOST CAPITAL, L. C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2005

Lampost Capital, L. C. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Lampost Capital, L. C. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
Lampost Capital, L. C.

In planning and performing my audit of the financial statements of Lampost Capital, L. C. (the "Company") for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Ratoff, CPA, P.A.

February 8, 2006